NuVessl Frozen Desserts Inc. (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
NuVessl Frozen Desserts Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 20, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	122,458	39,131
Accounts Receivable	3,990	-
Prepaid Expenses	12,588	5,440
Inventory	18,752	13,267
Total Current Assets	157,788	57,838
Non-current Assets		
Equipment, net of Accumulated Depreciation	1,822	762
Total Non-Current Assets	1,822	762
TOTAL ASSETS	159,610	58,600
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	53,913	21,447
Total Current Liabilities	53,913	21,447
Long-term Liabilities		
Accounts Payable - Related Parties	251,640	392,059
Total Long-Term Liabilities	251,640	392,059
TOTAL LIABILITIES	305,553	413,506
EQUITY		
Common Stock	12,245	11,490
Additional Paid-in Capital	1,673,331	749,528
Accumulated Deficit	(1,831,519)	(1,115,924)
Total Equity	(145,943)	(354,906)
TOTAL LIABILITIES AND EQUITY	159,610	58,600

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	12,787	8,042
Cost of Revenue	41,578	5,448
Gross Profit	(28,791)	2,594
Operating Expenses		
General and Administrative	667,049	375,606
Research and Development	19,298	4,510
Depreciation	457	327
Total Operating Expenses	686,804	380,443
Operating Income (loss)	(715,595)	(377,849)
Other Expenses		
Interest Expense	-	555
Total Other Expenses	-	555
Provision for Income Tax	-	-
Net Income (loss)	(715,595)	(378,404)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(715,595)	(378,404)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	457	327
Accounts Payable	32,466	18,471
Accounts Payable - Related Parties	(141,866)	(37,084)
Inventory	(5,485)	(10,168)
Accounts Receivable	(3,990)	7,113
Prepaids	(7,148)	(3,100)
Other	1,447	2,895
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(124,119)	(21,546)
Net Cash provided by (used in) Operating Activities	(839,714)	(399,950)
INVESTING ACTIVITIES		
Equipment	(1,517)	-
Net Cash provided by (used by) Investing Activities	(1,517)	-
FINANCING ACTIVITIES		
Notes Payable	-	(27,000)
Issuance of Common Stock	755	1,490
Additional Paid-in-Capital	923,803	464,528
Net Cash provided by (used in) Financing Activities	924,558	439,018
Cash at the beginning of period	39,131	63
Net Cash increase (decrease) for period	83,327	39,068
Cash at end of period	122,458	39,131

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	10,000,000	10,000	285,000	(737,520)	(442,520)
Issuance of Common Stock	1,490,000	1,490	-	-	1,490
Additional Paid in Capital	-	-	464,528	-	464,528
Net Income (Loss)	-	-	-	(378,404)	(378,404)
Ending Balance 12/31/2020	11,490,000	11,490	749,528	(1,115,924)	(354,906)
Issuance of Common Stock	754,770	755	-	-	755
Additional Paid in Capital	-	-	923,803	-	923,803
Net Income (Loss)	-	-	-	(715,595)	(715,595)
Ending Balance 12/31/2021	12,244,770	12,245	1,673,331	(1,831,519)	(145,943)

NuVessl Frozen Desserts Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

NuVessl Frozen Desserts Inc. ("Company") was formed in Nevada on February 5th, 2018. The Company is a subsidiary of NuVessl Frozen Desserts Ltd., which is wholly-owned by NuVessl Inc. The Company develops and distributes alcohol-infused frozen desserts.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Cost of Revenue

Cost of Revenue in the amount of $41,578 in 2021 includes an inventory write-off in the amount of $35,849.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/21**
Equipment	6	2,798	976	-	1,822
Grand Total	**-**	**2,798**	**976**	**-**	**1,822**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Royalty Subscriptions

In January 2021, the Company completed a private placement offering of royalty interests. For every $25,000 subscribed for, the holder of a royalty interest is entitled to receive a 0.1% perpetual royalty on the gross revenues of the Company from the retail and commercial sale of its alcohol infused ice cream products. The royalty payments will be calculated on December 31, 2021 for 2021 sales and thereafter, quarterly in arrears. Royalty payments will be paid in cash within forty-five days of each calculation. Royalty payments related to 2021 sales are estimated to be a nominal amount and have therefore not been accrued in these combined financial statements. The Company's parent company made an advance subscription in December of 2020 and acquired a $25,000 royalty interest. The Company raised an additional $275,000 of royalty interest proceeds in January of 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2020	-	$-
Granted	1,025,000	$0.510
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	1,025,000	$0.510
Granted	414,250	$0.880
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	1,439,250	$0.616
Options exercisable, December 31, 2021	683,333	$0.616

	Nonvested Options	**Weighted Average Fair Value**
Nonvested options, January 1, 2020		
Granted	1,025,000	$0.510
Vested	(341,667)	$0.510
Forfeited	-	$-
Nonvested options, December 31, 2020	683,333	$0.510

Granted	414,250	$0.880
Vested	(341,667)	$0.616
Forfeited	-	$-
Nonvested options, December 31, 2021	755,917	$0.616

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the Company entered into various royalty agreements with four directors and the sole owner of its parent company. The royalty agreements called for 1.2% of product sales revenue. The agreements which resulted in royalty interest investments made by various parties of $300,000 as of December 31st, 2021. Royalty payments related to 2021 sales are estimated to be a nominal amount and have therefore not been accrued in these financial statements.

In 2021, the Company issued common shares to four of its directors totaling $150,075 at an average share price of $0.87 per share.

The Company had accounts payables of $251,640 as of December 31st, 2021, due to NuVessl Inc.

See Note – 7 Subsequent Events disclosure for details of notes payables issued to related parties.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note – 7 Subsequent Events disclosure for details of convertible notes and promissory notes issued subsequent to December 31st, 2021.

NOTE 6 – EQUITY

The Company has authorized 150,000,000 shares with 75,000,000 being common stock and 75,000,000 being preferred stock with being at a par value of $0.001 per share. 12,244,770 common shares were issued and outstanding as of December 31st, 2021. There were no preferred shares issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 20, 2022, the date these financial statements were available to be issued.

The Company entered into 7 different promissory notes with related parties totaling $155,000. The promissory notes contained a flat interest fee of either 12% or 15% with maturity dates of 2022 and 2023.

The Company has entered into several convertible note agreements totaling $180,000 with related parties for the purposes of funding operations. The interest on the notes were 10%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024.

In January of 2022, the Company issued 114,943 common shares priced at $0.87 per share to an existing investor of the Company for gross proceeds of $100,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential

services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.